Exhibit 99.4

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”), pursuant to paragraph 4 of article 157 of Federal Law 6.404/76 and on terms of Resolution 44 issued by the Securities and Exchange Commission of Brazil (CVM) on August 23, 2022, informs that its Board of Directors, in a meeting held on November 5, 2024, approved the cancellation of 674,900 ordinary shares (GGBR3) and 29,000,000 preferred shares (GGBR4), with no par value, issued by the Company, with no reduction in the amount of Capital.

Due to the cancellation of shares, the Company's capital is now divided into 719,956,830 ordinary shares and 1,358,848,730 preferred shares with no par value. Thus, Article 4 of the Company's Bylaws, which deals with the Capital, shall be adjusted in a General Meeting to be called in due course.

Management emphasizes that the current share buyback plan, as disclosed via Material Fact on July 31, 2024, remains in effect.

São Paulo, November 05, 2024.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Office